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                                                                    EXHIBIT 99.1




                                      2000
                            ANNUAL REPORT & FORM 10-K




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                         FLOWMOLE-Registered Trademark-

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CORPORATE PROFILE


UTILX Corporation provides critical services for the installation and rejuvenation of aging underground power distribution infrastructure with its FlowMOLE-Registered Trademark- service and proprietary CableCURE-Registered Trademark- solution in the U.S. and Canada through a network of regional sales and service centers. The Company also provides CableCURE services throughout Europe and Asia. Based in Kent, Washington, UTILX Corporation was formed in 1983 and began commercial operations in 1984. The Company was incorporated in Delaware and its initial public offering was completed on March 25, 1988.


Directors and Officers
======================

DIRECTORS

WILLIAM M. WEISFIELD
CHAIRMAN OF THE BOARD


STANLEY J. BRIGHT
DIRECTOR
MIDAMERICAN ENERGY HOLDINGS COMPANY
DAVENPORT, IOWA


JOHN D. DURBIN
CHIEF EXECUTIVE OFFICER
INFRASTRUX GROUP, INC.
BELLEVUE, WASHINGTON


JOHN W. ELLIS
CHAIRMAN EMERITUS
THE BASEBALL CLUB OF SEATTLE


WALTER M. HIGGINS
CHAIRMAN, PRESIDENT & CHIEF EXECUTIVE OFFICER
AGL RESOURCES, INC.
ATLANTA, GEORGIA


ROBERT E. RUNICE
PRIVATE INVESTOR & BUSINESS CONSULTANT









OFFICERS

WILLIAM M. WEISFIELD
PRESIDENT & CHIEF EXECUTIVE OFFICER

SCOTT E. REYNOLDS
CHIEF OPERATING OFFICER

JAMES E. BARTHOLOMEW
SENIOR VICE PRESIDENT, EASTERN REGION

GLEN J. BERTINI
SENIOR VICE PRESIDENT, BUSINESS DEVELOPMENT

DARLA VIVIT NORRIS
SENIOR VICE PRESIDENT, CHIEF FINANCIAL OFFICER &
TREASURER

DAVID L. BARNES
VICE PRESIDENT, WESTERN REGION

JOHNNIE M. BARR
VICE PRESIDENT, MID ATLANTIC REGION

PHYLLIS A. MILLER
VICE PRESIDENT, CORPORATE ATTORNEY

GEORGE T. TAYLOR
VICE PRESIDENT, CORPORATE OPERATIONS

PHYLLIS A. BOYD
CONTROLLER, CHIEF ACCOUNTING OFFICER

ANNE G. CAMERON
CORPORATE SECRETARY

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
CONSOLIDATED FINANCIAL HIGHLIGHTS
=================================

(dollar amounts in thousands, except per share data)

                                          2000          1999         1998          1997         1996
                                          ----          ----         ----          ----         ----

FOR YEARS ENDED MARCH 31,
Revenues                                $105,091     $ 78,866      $ 82,464      $ 64,875     $ 48,993
Net income (loss)                          1,885       (6,678)       (2,118)        2,968       (4,489)
Earnings (loss) per share                   02.5        (0.90)        (0.29)         0.41        (0.62)

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Cash flow from (used by) operations     $  4,072     $  6,065      $ (1,723)     $  6,150     $    148
Capital expenditures                       3.512        3,305         4,438         3,848        3.958

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As of March 31,
Current ratio                                1.6          1.5           1.9           2.8          2.9
Working capital                         $ 10,935     $  8,262      $ 14,252      $ 16,560     $ 13,349
Total assets                              42,456       38,575        43,479        35,912       30,624

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Stockholders' equity                    $ 20,085     $ 18,109      $ 24,831      $ 26,741     $ 23,456
Year-end book value per share               2.69         2.44          3.35          3.72         3.26
Number of employees at year end              876          763           778           741          515

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

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in the Annual Report are forward-looking statements that involve risks and uncertainties, including competitive pressures, weather, regulatory and other matters affecting the utility industry in general, and other risks detailed in the Company's most recent filing with the Securities and Exchange Commission on Form 10-K. Actual results and timelines may differ materially from those projected. These forward-looking statements represent the Company's judgment as of the date of the preparation of the Annual Report. The Company disclaims, however, any intent or obligation to update these forward-looking statements.


              FLOWMOLE                                 CABLECURE
              ========                                 =========

              [GRAPH]                                    [GRAPH]

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DEAR SHAREHOLDERS,

I am very pleased that in fiscal year 2000, UTILX achieved four profitable quarters and is in much better financial condition than when I wrote the shareholders' letter twelve months ago. Let me start this letter by reviewing a few of the highlights which made this past year so positive.

First and foremost, fiscal year 2000 was the first profitable year UTILX has enjoyed since fiscal 1997. Contributing to our success was the fact that we managed to keep overhead relatively stable during a period of substantial growth. On the balance sheet, borrowings are down and inventory levels are greatly reduced. Corporate net worth has grown 11% to over 20 million dollars and the total debt to equity ratio has been reduced from 49% to 35%. This turn-around was the result of hard work by all of UTILX's employees.

In fiscal year 2000, UTILX produced record revenues from an increasingly diversified customer base. CableCURE revenue grew 28%. We saw 157% growth in our revenues from the telecommunications sector of our drilling business. Our business is spread more geographically with 28% of revenues coming from the west and southwest compared to 22% last year. Business in these areas of the country is less prone to weather related disruptions than in the east and southeast.

Perhaps the most significant moves we made last year were those designed to position CableCURE for accelerated growth. First, a new warranty was introduced for our CableCURE service. This 20-year, unconditional money-back warranty sets a new standard in our industry. Such an extensive warranty re-emphasizes to customers our commitment to the CableCURE technology. Having this warranty covered by a layer of insurance from Lloyds of London was independent verification of the effectiveness of CableCURE. Based upon the successful history of CableCURE technology, the warranty carries little risk for either Lloyds or UTILX. After more than 13 years and 20 million feet injected, 99.5% of cables that have been treated with CableCURE have enjoyed failure-free performance. In the six-month period from the warranty roll-out to the end of the 1999 calendar year, a record number of 21 new domestic customers performed injection trials. Momentum is still growing, as new customer trials typically take one full budget cycle to evolve into an ongoing treatment program.

Secondly, working very closely with the Federal Energy Regulatory Commission ("FERC"), and with the support of our customers, UTILX was able to convince the commission to revise its accounting policy on CableCURE. The FERC ruling, which occurred in January, allows customers to capitalize the costs of our CableCURE service. While CableCURE injection has always enjoyed a significant price advantage over replacement, expensing the total cost immediately versus spreading it out over the extended remaining life of the cable had been an economic disincentive to our customers and a major obstacle to the successful marketing of CableCURE. Since the new ruling, UTILX has acquired several new customers and anticipates more in the near future.

Fiscal year 2000 was a turn-around year and although it was a successful year, it is behind us. The Company is now focusing on fiscal year 2001 and beyond, transitioning from fixing day-to-day problems to long-term growth strategies. The cornerstone of this strategy is to aggressively grow CableCURE businesses. CableCURE is a proprietary technology which enjoys relatively higher margins than our other service lines. In order to sustain a competitive advantage, UTILX continues the aggressive development of CableCURE and related technologies including filing new patent applications. In addition, UTILX has created exclusive strategic partnerships with leading electrical component manufacturers to further solidify our proprietary position.

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UTILX is also focusing on growing the application of CableCURE technology in the telecommunication market. CableCURE/CB, our telecommunication product, has proven successful in the restoration of copper aircore telephone cables. Demand for CableCURE/CB should grow as use of the Internet places increased demand for bandwidth over the "last mile" of telephone cable into the home.

UTILX will also continue to improve gross margins in the FlowMOLE drilling business. An examination of major FlowMOLE customer relationships to assure the earning of adequate margins is ongoing. If margins are not adequate, we will either negotiate price increases or an appropriate exit strategy.

Since selling the FlowMOLE drilling business in the United Kingdom in March 1999, UTILX has adopted a new international strategy. Last year saw significant profitable growth in the CableCURE business in Europe. In the future, more growth internationally through licensing arrangements with local companies is expected. UTILX has entered into one such arrangement in Brazil and is actively pursuing others around the world.

UTILX is very fortunate to have a creative and highly skilled engineering and scientific staff who have developed and filed patent applications around two exciting new products. The first of these, Trynergy, is a new power cable designed to significantly increase the capacity and reliability of circuits in metropolitan areas traditionally plagued by power outages. The second technology is a longer-lasting wire rope for applications such as hoists, cranes, and vertical mineshafts. While initial market research is still underway and business plans are at a very early stage, the potential market for these products is exciting. This year UTILX will secure proprietary positions with additional patents and complete studies to find the best way to bring these products to market.

At the Annual Meeting on July 28, Bob Runice will be retiring from our Board of Directors. I want to take this opportunity to thank Bob for his 12 years of dedicated service and his efforts on behalf of UTILX. Bob has been an excellent director. He has been a pleasure to work with and will be missed.

In closing, I want to emphasize again that UTILX is a company in transition. There is still much to accomplish in order to achieve an improved return on equity. With an evolving business mix, I believe we are well positioned to reach our goals. I am very optimistic about the future of UTILX.

Sincerely,




William M. Weisfield
President & CEO






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                  UTILX CORPORATION'S DOMESTIC OPERATION AREAS

[MAP]

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---------------------------------------------------------------

[GRAPHIC]     States in which UTILX did Business in FY 2000

[GRAPHIC]     UTILX Field and Operation Centers

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UTILX CORPORATE INFORMATION
============================

ANNUAL REPORT AND FORM 10-K
This publication serves as both our 2000 Annual Report to Stockholders and the Report on Form 10-K filed with the Securities and Exchange Commission. For online access to our SEC filings and additional financial information visit: http://www.businesswire.com/cnn/utilx.shtml.

For additional copies and other information available to investors, please send written requests to: Darla Vivit Norris, Senior Vice President and Chief Financial Officer, UTILX, P.O. Box 97009, Kent, Washington 98064-9709.

2000 ANNUAL MEETING
The 2000 Annual Meeting of Stockholders of UTILX will be held on Friday, July 28, 2000 at 10:30 a.m., at UTILX Corporation, 22820 Russell Road, Kent, Washington 98032.

STOCK PRICE AND STOCKHOLDER DATA
The following table sets forth the high and low stock prices for the Common Stock as quoted on the Nasdaq National Market during the quarters indicated. The closing price for the Common Stock on June 2, 2000 as reported on the Nasdaq National Market was $4.00.


2000 FISCAL YEAR                      High        Low
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
1st Quarter                           3.500       1.500
2nd Quarter                           4.750       2.438
3rd Quarter                           4.750       2.563
4th Quarter                           8.438       3.000

1999 FISCAL YEAR                      High        Low
---------------------------------------------------------------
1st Quarter                           5.750       4.125
2nd Quarter                           5.000       3.250
3rd Quarter                           3.438       1.434
4th Quarter                           3.500       1.500


On June 2, 2000, the number of stockholders of record of Common Stock was 512, which does not include the number of stockholders whose shares were held of record by a broker or clearing agency, but does include such broker or clearing agency as holder of record.


DIVIDEND POLICY
The Company currently intends to retain its earnings to fund the development and growth of its business. The Company has not paid cash dividends on Common Stock to date and does not anticipate doing so in the foreseeable future.





CORPORATE HEADQUARTERS
UTILX Corporation
22820 Russell Road (98032)
P.O. Box 97009
Kent, Washington   98064-9709
Telephone  (253) 395-0200
Facsimile  (253) 395-1040

INTERNATIONAL SUBSIDIARY
UTILX Ltd.

United Kingdom
33 Maylan Road
Earlstrees Industrial Estate
Corby, Northamptonshire
United Kingdom NN17 4DR
Tel.  011 44 (1536) 400141
Fax  011 44 (1536) 400142

Germany
Zweigniederlassung Von UTILX Ltd
Hermannstrasse 20
D-31737 Rinteln
Germany
Tel.  011 49 (5751) 918715
Fax  011 49 (5751) 918717

LEGAL COUNSEL
Graham & Dunn
Seattle, Washington

AUDITORS
PricewaterhouseCoopers L.L.P.
Seattle, Washington

TRANSFER AGENT & REGISTRAR
American Stock Transfer & Trust Co.
40 Wall Street, 46th Floor
New York, New York  10005
Tel.  (718) 921-8200
Fax  (718) 921-8355

STOCK TRADING
UTILX Corporation Common Stock trades on the Nasdaq National Market System under the symbol UTLX.

UTILX, FlowMOLE, CableCURE and Trynergy are registered trademarks of UTILX Corporation. UTILX Corporation is an equal-opportunity affirmative-action employer.